

SEC⎾ ⎿IISSION c^M

14045655

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/13___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN WEALTH MANAGEMENT, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CROWN POINT PARKWAY   Ste. 1230
_____
(No. and Street)

Atlanta	Georgia	30338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerome Borzello   770-392-8740
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
_____
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	Georgia	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED
FEB 2 7 2014
WASH. D.C. SECTION
191

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Jerome Borzello_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
American Wealth Management Inc _____ , as

of _December 31_____ , 20_13_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                      Signature

```
A VINCENT RAY
Notary Public
Putnam County
State of Georgia
My Commission Expires Jan 17, 2016
```

_____
                                                      Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (o) Independent Auditor's Report on internal accounting structure required by SEC rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012

CONTENTS

	EXHIBIT
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	A
STATEMENT OF OPERATIONS	B
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY	C
STATEMENT OF CASH FLOWS	D
NOTES TO FINANCIAL STATEMENTS	

	SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	1
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	2
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES	3
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

Report on the Financial Statements
We have audited the accompanying Statement of Financial Condition of American Wealth Management, Inc. (a Georgia Corporation) as of December 31, 2013, and 2012 and the related Statements of Operations, Changes in Shareholder's Equity and Cash Flows for the years then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 14, 2014

		December 31, 2013		December 31, 2012
ASSETS				
Cash & Cash Equivalents	$	89,373	$	102,633
Securities Owned at Fair Value (Note 1)		32,785		15,553
Deposit with Clearing Broker and Others		26,810		26,803
Commissions Receivable		1,518		2,229
Advances to Brokers		-		13,263
Prepaid Expenses		18,783		21,021
Receivable from Clearing Organization		27,237		6,723
Deferred Tax Asset (Note 2)		10,471		10,269
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $64,543 and $63,698		621		-
Advances to Stockholder (Note 5)		176,265		173,448
Security Deposit		6,511		6,511
TOTAL ASSETS		390,374	$	378,453

LIABILITIES AND SHAREHOLDER'S EQUITY				
LIABILITIES				
Payroll Taxes Payable	$	7,502	$	2,052
Accrued Expenses		34,686		42,850
Commissions Payable		22,607		5,504
TOTAL LIABILITIES	$	64,795	$	50,406

The Accompanying Notes are an Integral Part of these Financial Statements

Continued

		December 31, 2013		December 31, 2012
SHAREHOLDER'S EQUITY (EXHIBIT C)				
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$	6,000	$	6,000
Additional Paid-In Capital		31,100		31,100
Retained Earnings		288,479		290,947
TOTAL SHAREHOLDER'S EQUITY		325,579		328,047
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	390,374	$	378,453

| | Year Ended | |
	December 31, 2013	December 31, 2012
REVENUE		
Commissions	$ 3,293,077	$ 3,095,401
Interest Income	2,817	2,796
Total Revenue	3,295,894	3,098,197
COSTS AND EXPENSES		
Employee Compensation & Benefits	2,727,484	2,490,801
Floor Brokerage, Exchange and Clearing Fees	319,564	353,603
Occupancy	66,473	59,464
Communications & Data Processing	19,429	25,033
Other Expenses	165,614	152,702
Total Costs and Expenses	3,298,564	3,081,603
Income (Loss) before Income Tax Provision	(2,670)	16,594
Income Tax Expense (Benefit) (Note 2)	(202)	4,239
NET (LOSS) INCOME	$ (2,468)	$ 12,355

The Accompanying Notes are an Integral Part of these Financial Statements.

	Common Shares	Stock Amount		Paid-In Capital		Retained Earnings		Shareholder's Equity
BALANCE - December 31, 2011	1,000	$	6,000	$	31,100	$	278,592	$ 315,692
2012 NET INCOME			-		-		12,355	12,355
BALANCE - December 31, 2012	1,000	$	6,000	$	31,100	$	290,947	$ 328,047
2013 NET INCOME			-		-	$	(2,468)	(2,468)
BALANCE - December 31, 2013	1,000	$	6,000	$	31,100	$	288,479	$ 325,579

The Accompanying Notes are an Integral Part of these Financial Statements.

	December 31, 2013	December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (2,468)	$ 12,355
(Increase) Decrease in Operating Assets:		
Commissions Receivable	705	717
Other Receivables	(20,514)	(2,450)
Prepaid Expenses	2,238	(801)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	17,102	1,580
Payroll Taxes Payable	5,451	(90)
Accrued Expenses	(8,164)	(26,178)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(5,007)	(10,320)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds (Purchase) of Securities Owned	(17,233)	4,176
Acquision of Furniture and Fixtures	(1,466)	(308)
Advances to brokers, net	13,263	2,539
Decrease (Increase) in Advances to Stockholder	(2,817)	28,704
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(8,253)	35,111
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,260)	24,791
CASH AT BEGINNING OF YEAR	102,633	77,842
CASH AT END OF YEAR	$ 89,373	$ 102,633

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income and the related expense are recorded on a trade date basis as transactions occur.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes - Deferred taxes at December 31, 2013 and 2012 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal examinations for years before 2010.

Income taxes- (Continued)

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the years ended December 31, 2013 and 2012, management believes there are no material amounts of uncertain tax positions.

G. Clearance Agreement- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services on a fully disclosed basis for the customer accounts of the Company. The Company is required to keep a minimum deposit of cash or securities of $25,000 with the clearing broker-dealer.

H. Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 14, 2014, the date in which the financial statements were available to be issued.

I. Fair Value- FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value (continued)

The Company's investments are comprised of equity securities, all of which are classified as held for investment and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2013.

Following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

Fair Value Measurement on a Recurring Basis
As of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$32,785	-0-	-0-	$32,785

Fair Value Measurement on a Recurring Basis
As of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$15,553	-0-	-0-	$15,553

Change in unrealized gain relating to assets held at December 31, 2013, and 2012 is $4,640 and $4,059, respectively.

2.   INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forward. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

INCOME TAXES (Continued)

The components of income tax (benefit) provision are as follows:

| | 2013 | | | | 2012 | | |
	Total	Deferred	Current		Total	Deferred	Current
Federal	$ (144)	$ (144)	-		$ 3,028	$ 3,028	$ -
State	(58)	(58)	-		1,211	1,211	-
	$ (202)	$ (202)	-		$ 4,239	$ 4,239	$ -

Net Operating Loss Carry forwards:

The Company has loss carry forwards that total $43,129 at December 31, 2013 and $42,167 at December 31, 2012 that may be offset against future taxable income. The December 31, 2013 loss carry-forwards will expire as follows:

December 31, 2031 $ 43,129

Deferred Tax Assets:

The Company's deferred tax reflect the net tax effects of differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as follows:

	2013	2012
Net Operating Loss Carry forward	$ 43,129	$ 42,167

In 2013 and 2012, the Company had permanent differences primarily related to non-deductible penalties and meal and entertainment that increased taxable income and caused the actual tax provision in the accompanying Statement of Income to differ from the expected rate.

3.   CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4.   LAWSUIT SETTLEMENT LIABILITY

The Company settled a lawsuit in 2013 and agreed to pay $64,000 of which $25,000 was expensed in 2012 and $39,000 in 2013, and is included in the "Other Expenses" on the Statement of Operations . The Company has a liability related to this law suit of $24,000 at December 31, 2013. The Company will pay $12,000 on June 30, 2014 and $12,000 on December 15, 2014. The $24,000 amount is included in on the Statement of Financial Condition in "Accrued Expenses" at December 31, 2013.

5.   ADVANCES TO STOCKHOLDER

The Company had at December 31, 2013 and December 31, 2012 an advance to Stockholder that is due on demand and is uncollateralized of $176,265 and $202,152. The advance to stockholder carries an interest rate of 1.5% in 2013 and 2012. Accrued interest receivable is $66,001 at December 31, 2013 and $63,184 at December 31, 2012 and is included in the balance of the advance to stockholder.

6.   OPERATING LEASE

The Company has a lease for its office facility under a non-cancelable operating lease continuing through July 31, 2014. Lease expense was $66,473 in 2013 and $59,464 in 2012.

Future minimum lease payments are:
2014 $56,640

8.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2013, the Company had net capital of $108,049, which was $103,049 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.59968 to 1.0.

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2013

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	325,579
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable – Brokers		1,518
Deferred Tax Asset		10,471
Furniture and Equipment, Net		621
Prepaid Expenses		18,783
Advances to Stockholder		176,265
Security Deposit		6,511
Subtotal Non Allowable Assets		214,169
Less: Haircut on Other Securities -		(3,361)
NET CAPITAL	$	108,049

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2013

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$	121,672
Audit Adjustments:		
Payroll Tax		(2,937)
Professional Fees Expense		(10,686)
Net Capital Per above	$	108,049

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2013

AGGREGATE INDEBTEDNESS

Payroll Taxes Payable	$	7,502
Accrued Liabilities		34,686
Commissions Payable		22,607
TOTAL AGGREGATE INDEBTEDNESS	$	64,795

RATIO – Aggregate Indebtedness to Net Capital	$	0.59968

BASIS NET CAPITAL REQUIREMENT

Net Capital (Schedule 1)	$	108,049
Minimum Net Capital Requirement (See note A below) ($64,795 x 6 2/3% = $4,320)		5,000
EXCESS NET CAPITAL	$	103,049

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2013

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2013.

The Company had no liabilities subordinated to the claims of creditors during 2013.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing for the purpose of expressing on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 14, 2014

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by American Wealth Management, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Wealth Management Inc.'s compliance with the applicable instructions of the General Assessment and Reconciliation (Form SIPC-7). American Wealth Management, Inc management is responsible for American Wealth Management, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported on the SIPC-7 for the year then end, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC
February 14, 2014

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683